UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

 A.   Name of issuer or person filing ("Filer"): ZIM CORPORATION

 B.   This is [check one]
      [X] an original filing for the Filer
      [ ] an amended filing for the Filer

 C.   Identify the filing in conjunction with which this Form is being filed:
      Name of registrant: ZIM CORPORATION
      Form type:  Registration Statement on Form SB-2
      File Number (if known) ________
      Filed by:  ZIM CORPORATION
      Date Filed (if filed concurrently, so indicate):  Concurrent herewith

 D. The Filer is incorporated or organized under the laws of Canada, and has its principal place of business at: 20 Colonnade Road, Suite 200, Ottawa, Ontario, Canada K2E 7M6 (613) 727-1397

 E. The Filer designates and appoints CT CORPORATION SYSTEM, 111 Eighth Avenue, New York, New York 10011 (212)894-8940 as the agent (the "Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission; and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form SB-2 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

 F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.The Filer further undertakes to advise the Commission promptly of any change of the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

  G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form SB-2, the securities to which the Form SB-2 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Country of Canada this 24th day of June, 2003.

                                        ZIM CORPORATION

                                        By:/s/ Michael Cowpland
                                           -------------------------------------
                                           Michael Cowpland
                                           President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on June 24, 2003.

                                        CT CORPORATION SYSTEM
                                        AGENT FOR SERVICE

                                        By:/s/ Ann Laskowski
                                           -------------------------------------

                                           Name: Ann Laskowski
                                           -------------------------------------
                                           Title:  Team Leader